UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PAYA HOLDINGS INC.

(Name of Subject Company (Issuer))

PINNACLE MERGER SUB, INC.

(Name of Filing Persons (Offeror))

an indirect, wholly owned subsidiary of

NUVEI CORPORATION

(Name of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

70434P103

(Cusip Number of Class of Securities)

Lindsay Matthews

General Counsel and Corporate Secretary

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(514) 313-1190

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Evan Rosen

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pinnacle Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”), with the U.S. Securities and Exchange Commission on January 24, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Paya Holdings Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $9.75 per Share, without interest, net to the holder in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated January 24, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is an indirect, wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.

By deleting the first paragraph of the subsection entitled “Antitrust Compliance–U.S. Antitrust Laws” of Section 16 of the Offer to Purchase in its entirety and replacing it with the following paragraph:

“Parent and the Company filed Premerger Notification and Report Forms with the FTC and the DOJ relating to Parent’s proposed acquisition of the Company on January 20, 2023. The waiting period under the HSR Act expired on February 6, 2023, at 11:59 p.m., New York time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

2.

By deleting the first sentence under the section entitled “Legal Proceedings Relating to the Tender Offer” of Section 16 of the Offer to Purchase in its entirety and replacing it with the following paragraphs:

“In connection with the Offer and Merger Agreement, five complaints have been filed as individual actions in United States District Courts and one complaint has been filed in New York Supreme Court. Certain demand letters have also been sent to the Company by purported stockholders making similar allegations.

On January 25, 2023, Ryan O’Dell, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Paya Holdings Inc., et al., Case No. 1:23-cv-659 (the “O’Dell Complaint”). On January 31, 2023, Jordan Wilson, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Jordan Wilson v. Paya Holdings Inc., et al., Case No. 1:23-cv-790 (the “Wilson Complaint”). On January 31, 2023, Robert Wilhelm, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wilhelm v. Paya Holdings Inc., et al., Case No. 1:23-cv-119 (the “Wilhelm Complaint”). On February 1, 2023, Dustin Asbury, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Asbury v. Paya Holdings Inc., et al., Case No. 1-23-cv-861 (the “Asbury Complaint”). On February 2,

2023, Jacob Wheeler, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wheeler v. Paya Holdings Inc., et al., Case No. 1:23-cv-892 (the “Wheeler Complaint” and together with the O’Dell Complaint, the Wilson Complaint, the Wilhelm Complaint and the Asbury Complaint, the “Complaints”). The Complaints allege, among other things, that the defendants (the Company and the Company Board) violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by omitting and/or misrepresenting certain material facts relating to the transactions contemplated by the Merger Agreement from the Schedule 14D-9 filed by the Company on January 24, 2023. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) recission of the Merger Agreement or rescissory damages, (iii) other damages purportedly incurred on account of the alleged omissions or misstatements, and (iv) an award of plaintiff’s costs and disbursements of the action, including attorneys’ and expert fees and expenses.

On January 31, 2023, Brian Levy, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York for Nassau County, captioned Brian Levy v. Debora Boyda, et al., Index No. 601850/2023 (the “Levy Complaint”). The Levy Complaint alleges, among other things, that the defendants (the Company, the Company Board, and Parent) violated Section 10-5-50 of the Georgia Uniform Securities Act of 2008 and/or negligently and fraudulently misrepresented and concealed certain material facts related to the transactions contemplated by the Merger Agreement under New York common law. The Levy Complaint seeks, among other relief, (i) a declaration that the Company and the Company Board violated Section 10-5-50 of the Georgia Uniform Securities Act of 2008, (ii) a declaration that defendants negligently and fraudulently misrepresented, concealed and omitted material facts related to the Merger, (iii) injunctive relief preventing the consummation of the Merger, and (iv) an award of interest, attorney’s fees, expert fees and other costs.

The outcome of the matters described above cannot be predicted with certainty. However, the Company believes that the allegations in the Complaints, the Levy Complaint and the demand letters are without merit. Additional complaints or demand letters may be filed against or received by the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, Purchaser or Parent will not necessarily announce such additional filings.”

Item 12. Exhibits.

Index No.
(a)(1)(A)*	Offer to Purchase, dated January 24, 2023.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Summary Advertisement, published January 24, 2023 in The New York Times.

(a)(5)(A)*	Joint Press Release of Nuvei Corporation and Paya Holdings Inc., dated January 9, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Parent with the Securities and Exchange Commission on January 9, 2023).

(a)(5)(B)*	Investor Presentation by Nuvei to Nuvei’s investors, dated as of January 9, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 10, 2023).

Index No.

(a)(5)(C)*	Transcript of Investor Presentation by Nuvei to Nuvei’s investors, dated as of January 9, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 10, 2023).

(a)(5)(D)*	E-mail from Philip Fayer, Chief Executive Officer of Nuvei, to employees of Nuvei on January 9, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 10, 2023).

(a)(5)(E)*	Transcript of Interview by Philip Fayer, Chief Executive Officer of Nuvei Corporation, with BNN Bloomberg, dated as of January 9, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 10, 2023).

(a)(5)(F)*	Social media posts by Nuvei Corporation on January 10, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 10, 2023).

(b)(1)*†	Commitment Letter, dated as of January 8, 2023, by and among Parent and certain other parties.

(b)(2)*†	Amended and Restated Credit Agreement, dated as of June 18, 2021 (as further amended from time to time prior to the date hereof), by and among Parent and certain other parties thereto.

(d)(1)*	Agreement and Plan of Merger, dated January 8, 2023, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2023).

(d)(2)*	Confidentiality Agreement, dated November 22, 2022, by and between the Company and Parent.

(d)(3)*	Letter Agreement, dated December 17, 2022, by and between the Company and Parent.

(d)(4)*	Tender and Support Agreement, dated January 8, 2023, by and among the Company, Parent and GTCR Ultra-Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2023).

(d)(5)*	Termination Agreement, dated as of January 8, 2023, by and between the Company and GTCR Ultra-Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing fee table.

*	Previously filed.
†	Confidential portions of this exhibit have been omitted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

PINNACLE MERGER SUB, INC.

By:	/s/ David Schwartz
Name: David Schwartz
Title: Chief Financial Officer

NUVEI CORPORATION

By:	/s/ Lindsay Matthews
Name: Lindsay Matthews
Title: General Counsel